UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Rule 13d-2)
(Amendment No. 2)*
eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Stock, PhP 2.00 par value	29759R102

(Title of class of securities)	(CUSIP number)
John-Paul Ho c/o Crimson Investment Ltd.
530 Lytton Avenue, Palo Alto, CA 94301, (650) 233-6902
(Name, address and telephone number of person authorized to receive notices and communications)
December 11, 2008
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John-Paul Ho

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON:

IN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Investment Ltd. EIN No.: 98-0459006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON:

PN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Asia Capital L.P. EIN No.: 98-0226174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON:

PN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Velocity Fund L.P. EIN No.: 98-0458184

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON:

PN

     General
     This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the United States Securities and Exchange Commission (the “Commission”) on February 20, 2008, as amended and supplemented by Amendment No. 1, filed with the Commission on November 10, 2008 (the “Schedule 13D”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. The purpose of this Amendment No. 2 is to furnish the additional information contained herein. Accordingly, this Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.
     The information set forth in the Exhibits to this Amendment No. 2 is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment No. 2 are qualified in their entirety by the provisions of such Exhibits.
     Item 4. Purpose of the Transaction.
     Item 4 is hereby amended by adding the following as the third and second to last paragraphs thereof:
     On December 11, 2008, all outstanding and unexercised options (whether vested or unvested) (each, an “Option”) under each of eTelecare’s Amended and Restated 2006 Stock Incentive Plan and Amended and Restated Key Employees’ Stock Option Plan were cancelled and entitled the holder to receive from eTelecare in exchange an amount in cash equal to the product of (1) the number of Shares subject to such option and (2) the excess amount, if any, of the Offer Price, over the exercise price per Share subject to such option, without interest, less any required withholding or other taxes. In addition, each award of eTelecare’s restricted stock units (each, an “RSU”) were cancelled and represented the right to receive from eTelecare in exchange an amount in cash equal to the product of (1) the number of Shares underlying such award of restricted stock units of eTelecare and (2) the Offer Price, less any required withholding or other taxes. As a result, Mr. Ho’s 6,250 Common Shares subject to an Option and 9,508 ADSs subject to an RSU were cancelled on December 11, 2008.
     On December 11, 2008, BidCo completed the Offer to purchase all of eTelecare’s outstanding Shares. The Reporting Persons tendered and sold 5,611,500 Shares pursuant to the Offer as described below in Item 5(c).
     Item 5. Interest in Securities of the Issuer.
     Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended in their entirety to read as follows:
     (a) 0.
     (b) 0.
     (c) Information with respect to all transactions in the Common Shares which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule I annexed hereto and incorporated herein by reference.

     (e) As a result of the Common Shares sold by the Reporting Persons in the Offer, effective as of December 11, 2008, the Reporting Persons are no longer the beneficial owners of more than 5.0% of the Outstanding Stock. Accordingly, this Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.
     Item 7. Materials to be Filed as Exhibits.

Exhibit 7.1	Joint Filing Amendment, dated February 18, 2008 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 20, 2008).
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009		/s/ John-Paul Ho

John-Paul Ho

Dated: February 11, 2009	Crimson Investment Ltd.

	By:	/s/ John-Paul Ho

John-Paul Ho, Authorized
Signatory

Dated: February 11, 2009	Crimson Asia Capital L.P.

	By:	/s/ John-Paul Ho

John-Paul Ho, Authorized
Signatory

Dated: February 11, 2009	Crimson Velocity Fund L.P.

	By:	/s/ John-Paul Ho

John-Paul Ho, Authorized
Signatory

SCHEDULE I
Information with Respect to Transactions Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D

Name	Date of Transaction	Number of Shares Sold	Price per Share
John-Paul Ho	December 11, 2008	1,854	US$	9.00
Crimson Investment Ltd.	December 11, 2008	929,450	US$	9.00
Crimson Asia Capital L.P.	December 11, 2008	2,181,044	US$	9.00
Crimson Velocity Fund L.P.	December 11, 2008	2,499,152	US$	9.00